[BIONOVO LETTERHEAD]

                                October 31, 2005


VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Zafar Hasan
Mail Stop: 6010

      Re:   Bionovo, Inc.
            Registration Statement on Form SB-2
            Commission File No. 333-126399

            Acceleration Request
               Requested Date:        November 2, 2005
               Requested Time:        4:00 p.m. Eastern Time

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Bionovo, Inc., (the "REGISTRANT") hereby requests that the U.S. Securities and Exchange Commission (the "COMMISSION") take appropriate action to declare the above-captioned Registration Statement on Form SB-2 (No. 333-126399) (the "REGISTRATION STATEMENT"), originally filed with the Commission on July 5, 2005, effective at the "Requested Date" and "Requested Time" set forth above.

      Since the date of the latest financial data presented in the Registration Statement, as amended and the Prospectus constituting a part thereof, there has been no material change in the operating or financial condition of the Registrant that is not disclosed in the Prospectus made a part of the Registration Statement, as amended.

                                           Sincerely,

                                           BIONOVO, INC.


                                           /s/ Isaac Cohen
                                           -------------------------------------
                                           Isaac Cohen
                                           President and Chief Executive Officer